                              GRIFFON CORPORATION

                           Offer to Purchase for Cash
                                Up to 2,000,000
                           Shares of its Common Stock
            (Including the Associated Common Stock Purchase Rights)
                      at a Purchase Price Not Greater than
                      $10.25 nor Less than $9.50 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MARCH 8, 1996, UNLESS THE OFFER IS EXTENDED.
                            ------------------------

    Griffon Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its common stock, par value $.25 per share (the "Shares"), including the associated Common Stock Purchase Rights (the "Rights"), at prices, net to the seller in cash, not greater than $10.25 nor less than $9.50 per Share, specified by tendering stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"). Unless the Rights are redeemed by the Company prior to the Expiration Time (as defined herein), a tender of Shares will also constitute a tender of the associated Rights. Unless the context requires otherwise, all references herein to Shares shall include the associated Rights.

    The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $10.25 nor less than $9.50 per Share) that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price which will allow it to buy 2,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn at prices not greater than $10.25 nor less than $9.50 per Share) pursuant to the Offer. All Shares properly tendered and not withdrawn at prices at or below the Purchase Price will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including the proration terms hereof. The Offer is not being made to holders of securities convertible into or exercisable for Shares. The Company will, however, upon the terms and subject to the conditions of the Offer, accept tenders of Shares that are issued upon conversion or exercise of such securities and duly tendered pursuant to the Offer.
                            ------------------------

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.
                            ------------------------

                                   IMPORTANT

    Any stockholder desiring to tender all or any portion of his Shares should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to American Stock Transfer & Trust Company (the "Depositary"), and either mail or deliver his stock certificates for such Shares to the Depositary or follow the procedure for book-entry delivery set forth in Section 3 or (2) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares. Stockholders who desire to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.
                            ------------------------

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY
   STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH
     STOCKHOLDER MUST MAKE HIS OWN DECISION WHETHER TO TENDER SHARES AND,
     IF SO, HOW MANY SHARES TO TENDER AND AT WHICH PRICE OR PRICES. NO
       DIRECTOR OR OFFICER OF THE COMPANY INTENDS TO TENDER ANY SHARES
                             PURSUANT TO THE OFFER.
                            ------------------------

TO TENDER SHARES PROPERLY, STOCKHOLDERS MUST COMPLETE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION THEREOF RELATING TO THE PRICE AT WHICH THEY ARE TENDERING
                                    SHARES.
                            ------------------------

    The Shares are listed and principally traded on the New York Stock Exchange (the "NYSE"). On February 5, 1996, the last trading day before the announcement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $8.875. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 7.

    Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary at its address and telephone number set forth on the back cover of this Offer to Purchase.
                            ------------------------

February 9, 1996

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER ON BEHALF OF THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. DO NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS, IF GIVEN OR MADE, AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                            ------------------------

                               TABLE OF CONTENTS

SECTION                                                                                   PAGE
-------                                                                                   ----
INTRODUCTION..........................................................................      1
   1.     Number of Shares; Proration.................................................      2
   2.     Tenders by Owners of Fewer than 100 Shares..................................      4
   3.     Procedure for Tendering Shares..............................................      4
          Proper Tender of Shares.....................................................      4
          Signature Guarantees........................................................      5
          Method of Delivery..........................................................      5
          Federal Income Tax Withholding..............................................      5
          Book-Entry Delivery.........................................................      6
          Guaranteed Delivery.........................................................      6
          Employee Stock Ownership Plan...............................................      7
          Determinations of Validity; Rejection of Shares; Waiver of Defects;
            No Obligation to Give Notice of Defects...................................      7
   4.     Withdrawal Rights...........................................................      7
   5.     Purchase of Shares and Payment of Purchase Price............................      8
   6.     Certain Conditions of the Offer.............................................      9
   7.     Price Range of Shares; Dividends; Open-Market Purchases.....................     11
   8.     Background and Purpose of the Offer; Certain Effects of the Offer...........     11
   9.     Interests of Directors and Officers; Transactions and Arrangements
            Concerning the Shares.....................................................     12
  10.     Source and Amount of Funds..................................................     13
  11.     Certain Information About the Company.......................................     13
          Recent Developments.........................................................     13
          Selected Consolidated Financial Information.................................     13
          Summary Pro Forma Consolidated Financial Information........................     14
          Common Stock Purchase Rights................................................     16
          Additional Information......................................................     17
  12.     Effects of the Offer on the Market for Shares; Registration Under the
            Exchange Act..............................................................     18
  13.     Certain Legal Matters; Regulatory and Foreign Approvals.....................     18
  14.     Certain United States Federal Income Tax Consequences.......................     18
  15.     Extension of the Offer; Termination; Amendments.............................     21
  16.     Fees and Expenses...........................................................     22
  17.     Miscellaneous...............................................................     22

TO THE OWNERS OF SHARES OF THE COMMON STOCK OF GRIFFON CORPORATION:

                                  INTRODUCTION

     Griffon Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its common stock, par value $.25 per share (the "Shares"), including the associated Common Stock Purchase Rights (the "Rights"), at prices, net to the seller in cash, not greater than $10.25 nor less than $9.50 per Share, specified by tendering stockholders, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"). Unless the Rights are redeemed by the Company, a tender of Shares will also constitute a tender of the associated Rights. Unless the context requires otherwise, all references herein to Shares shall include the associated Rights.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $10.25 nor less than $9.50 per Share) that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price which will allow it to buy 2,000,000 Shares (or such lesser number of Shares as are properly tendered and not withdrawn at prices not greater than $10.25 nor less than $9.50 per Share) pursuant to the Offer. All Shares properly tendered prior to the Expiration Time (as defined in Section 1) and not withdrawn at prices at or below the Purchase Price will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including the proration terms described below.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     If, before the Expiration Time, more than 2,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered and not withdrawn at or below the Purchase Price, the Company will, upon the terms and subject to the conditions of the Offer, purchase Shares first from all Odd Lot Owners (as defined in Section 2) who properly tender all their Shares at or below the Purchase Price and then on a pro rata basis from all other stockholders who properly tender Shares at or below the Purchase Price. See Sections 1 and 2. The Company will return at its own expense all Shares not purchased under the Offer, including Shares tendered and not withdrawn at prices greater than the Purchase Price and Shares not purchased because of proration. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares pursuant to the Offer. In addition, the Company will pay all fees and expenses of American Stock Transfer & Trust Company (the "Depositary") in connection with the Offer. See
Section 16.

     The Company's Employee Stock Ownership Plan (the "ESOP") holds Shares in accounts for participants in the ESOP. Under the terms of the ESOP, a participant may instruct the ESOP's trustee to tender all or part of the Shares attributed to the participant's account and in each such case must specify the price or prices at which such Shares are to be tendered. See Section 3.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE HIS OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHICH PRICE OR PRICES. NO DIRECTOR OR OFFICER OF THE COMPANY INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     The Company is offering to purchase up to 2,000,000, or approximately 6.5%, of the Company's 30,778,647 Shares outstanding as of January 31, 1996. In addition, as of such date, (i) an aggregate of 1,669,492 Shares were issuable upon the conversion of the Company's Second Preferred Stock, Series I, $.25 par value ("Second Preferred Stock"),
(ii) an aggregate of 1,202,250 Shares were issuable upon exercise of outstanding employee stock options ("Options") and (iii) an aggregate of 226,414 Shares were issuable upon exercise of outstanding warrants ("Warrants" and, together with the Second Preferred Stock and the Options, the "Convertible Securities"). THE OFFER IS NOT BEING MADE TO HOLDERS OF THE CONVERTIBLE SECURITIES. THE COMPANY WILL, UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER, ACCEPT TENDERS OF SHARES THAT, IN ACCORDANCE WITH THE TERMS OF SUCH CONVERTIBLE SECURITIES, ARE ISSUED UPON EXERCISE OR CONVERSION OF CONVERTIBLE SECURITIES AND DULY TENDERED PURSUANT TO THE OFFER. To the extent shares of Second Preferred Stock are converted into Shares, but the resulting Shares are not purchased pursuant to the Offer, such conversion will nevertheless be irrevocable and holders of shares of Second Preferred Stock so converted will have lost all preferential rights of Second Preferred Stock as compared to Shares (including, among other things, the priority afforded holders of shares of Second Preferred Stock with respect to the distribution of assets upon liquidation). Each holder of shares of Second Preferred Stock is urged to consult his own broker or investment or tax advisor with respect to the Offer. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY HOLDER OF SHARES OF SECOND PREFERRED STOCK AS TO WHETHER TO CONVERT ALL OR ANY PORTION OF HIS SHARES OF SECOND PREFERRED STOCK INTO SHARES OR AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING PURSUANT TO THE OFFER ALL OR ANY PORTION OF THE SHARES ISSUABLE UPON SUCH CONVERSION.

     The Company is making the Offer because its Board of Directors believes that, given the Company's businesses, assets and prospects and the current market price of the Shares, the purchase of the Shares pursuant to the Offer is an attractive investment for the Company. In addition, the Offer provides stockholders who are considering a sale of all or a portion of their Shares the opportunity to sell those Shares for cash at a price that is greater than the market price prevailing immediately prior to announcement of the Offer without the usual transaction costs associated with open-market sales.

     The Shares are listed and principally traded on the New York Stock Exchange ("NYSE") (Ticker Symbol: GFF). The closing per Share sales price as reported on the NYSE Composite Tape on February 5, 1996, the last trading day before the announcement of the Offer, was $8.875. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

1.  NUMBER OF SHARES; PRORATION

     Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and thereby purchase) 2,000,000 Shares or such lesser number of Shares as are properly tendered before the Expiration Time (and not withdrawn in accordance with Section 4) at a price (determined in the manner set forth below) not greater than $10.25 nor less than $9.50 per Share. The term "Expiration Time" means 12:00 midnight, New York City time, on Friday, March 8, 1996, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Time" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 15 for a description of the Company's right to extend the time during which the Offer is open and to delay, terminate or amend the Offer. See also Section 6. Subject to Section 2, if the Offer is oversubscribed, Shares tendered at or below the Purchase Price before the Expiration Time will be eligible for proration. The proration period also expires at the Expiration Time.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single Purchase Price that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price which will allow it to buy 2,000,000 Shares (or such lesser number as are properly tendered and not withdrawn at prices not greater than $10.25 nor less than $9.50 per Share) pursuant to the Offer. The Company reserves the right to purchase more than 2,000,000 Shares pursuant to the Offer. If (a) the Company increases or decreases the price to be paid for Shares, or the Company increases the number of Shares being sought and any such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought and (b) the Offer is scheduled to expire less than ten business days from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, then the Offer will be extended for at least ten business days from and including the date of such notice. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     In accordance with Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender Shares must specify the price or prices (not greater than $10.25 nor less than $9.50 per Share) at which such stockholder is willing to have the Company purchase his Shares. As promptly as practicable following the Expiration Time, the Company will determine the Purchase Price (not greater than $10.25 nor less than $9.50 per Share) that it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable (which, in the event of proration, is expected to be approximately 12 NYSE trading days) following the Expiration Time.

     If the number of Shares properly tendered and not withdrawn prior to the Expiration Time at or below the Purchase Price is less than or equal to 2,000,000 Shares (or such greater number of Shares as the Company may elect to purchase), the Company will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares so tendered.

     Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Time more than 2,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered and not withdrawn at or below the Purchase Price, the Company will accept Shares for purchase in the following order of priority:

          (a) first, all Shares properly tendered and not withdrawn at or below the Purchase Price prior to the Expiration Time by any Odd Lot Owner (as defined in Section 2) who:

             (1) tenders all Shares beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference); and

             (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

          (b) then, after purchase of all of the foregoing Shares, all other Shares properly tendered and not withdrawn at or below the Purchase Price before the Expiration Time on a pro rata basis (with adjustments to avoid purchases of fractional Shares).

     In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Time. Although the Company does not expect to be able to announce the final results of such proration until approximately seven NYSE trading days after the Expiration Time, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Time. Stockholders can obtain such preliminary information from the Depositary and may be able to obtain such information from their brokers.

     As described in Section 14, the number of Shares that the Company will purchase from a stockholder may affect the federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares. The Letter of

Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

2.  TENDERS BY OWNERS OF FEWER THAN 100 SHARES

     The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares properly tendered and not withdrawn on or before the Expiration Time at or below the Purchase Price by or on behalf of stockholders who beneficially owned as of the close of business on February 6, 1996 and continue to beneficially own as of the Expiration Time, an aggregate of fewer than 100 Shares ("Odd Lot Owners"). See Section 1. To avoid proration, however, an Odd Lot Owner must properly tender at or below the Purchase Price all Shares that such Odd Lot Owner beneficially owns; partial tenders will not qualify for this preference. This preference is not available to owners of 100 or more Shares, even if such owners have separate stock certificates for fewer than 100 Shares. ANY ODD LOT OWNER WISHING TO TENDER ALL SHARES BENEFICIALLY OWNED BY HIM PURSUANT TO THIS OFFER MUST COMPLETE THE BOX CAPTIONED "ODD LOTS" ON THE LETTER OF TRANSMITTAL AND, IF APPLICABLE, ON THE NOTICE OF GUARANTEED DELIVERY. See Section 3. Stockholders owning an aggregate of fewer than 100 Shares whose Shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions, but also will avoid any applicable odd-lot discounts payable on a sale of their Shares in a NYSE transaction.

     The special odd lot purchase rules described above do not apply to Shares held in the ESOP, and such Shares will be disregarded in determining whether a stockholder is an Odd Lot Owner.

3.  PROCEDURE FOR TENDERING SHARES

     Proper Tender of Shares. For Shares to be properly tendered pursuant to the Offer:

          (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received before the Expiration Time by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

          (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

     Unless the Rights are redeemed prior to the Expiration Time, holders of Shares are required to tender one Right for each Share tendered in order to effect a valid tender of such Share. Unless and until Rights Certificates (as defined in Section 11) are issued, a tender of Shares pursuant to the Offer will constitute a tender of the associated Rights evidenced by the certificate for such Shares. If Rights Certificates are issued, holders of Shares will be required to tender Rights Certificates representing a number of Rights equal to the number of Shares tendered. If, after Rights Certificates are issued, a stockholder sells the Rights separately from the Shares, the selling stockholder will be unable to tender Shares unless the stockholder reacquires Rights to tender with the Shares.

     As specified in Instruction 5 of the Letter of Transmittal, each stockholder desiring to tender Shares pursuant to the Offer must properly indicate in the section captioned "Price (In Dollars) Per Share At Which Shares Are Being Tendered" on the Letter of Transmittal the price (in multiples of $.125) at which his Shares are being tendered, except that an Odd Lot Owner may check the box in the section of the Letter of Transmittal entitled "Odd Lots" indicating that he is tendering all of his Shares at the Purchase Price. Stockholders desiring to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which Shares are being tendered, except that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the Offer) at more than one price. IN ORDER TO PROPERLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person acting alone or in concert with others, directly or indirectly, to tender Shares for his own account unless at the time of tender and at the Expiration Time he has a "net long position" equal to or greater than the amount tendered in (i) the Shares and will deliver or cause to be delivered such Shares for the purpose of tender to the Company within the period specified in the Offer or (ii) other securities immediately convertible into, exercisable for or exchangeable into Shares ("equivalent securities") and, upon the acceptance of his tender, will acquire such Shares by conversion, exchange or exercise of such securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer, including the tendering stockholder's representation and warranty that (i) such stockholder has a "net long position" in Shares or equivalent securities at least equal to the Shares being tendered within the meaning of Rule 14e-4 and (ii) such tender of Shares complies with Rule 14e-4.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company or Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the holder of the Shares) tendered therewith, and payment and delivery are to be made directly to such registered holder, or if Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States (each such entity being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

     Method of Delivery. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Federal Income Tax Withholding. To prevent backup federal income tax withholding equal to 31% of the gross payments made pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such withholding must notify the Depositary of such stockholder's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing, under penalties of perjury, the Substitute Form W-9 included in the Letter of Transmittal. Foreign stockholders who are individuals must submit Form W-8, certifying non-United States status, in order to avoid backup withholding.

     The Depositary will withhold 30% of the gross payments payable to a foreign stockholder unless the Depositary determines that a reduced rate of withholding or an exemption from withholding is applicable. For this purpose, a foreign stockholder is a stockholder that is not (i) a citizen or resident of the United States for federal income tax purposes, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) any estate, trust or other person or entity the income of which is subject to United States federal income taxation on a net income basis regardless of the source of such income or (iv) a partnership to the extent the interest therein is actually or constructively owned by a person or entity described in clause (i), (ii) or (iii) of this paragraph. The Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to the stockholder's address and to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., Form 1001 or Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign stockholder who has not previously submitted the appropriate certificates or statements with respect to a reduced rate of, or exemption from, withholding for which such stockholder may be eligible should consider doing so in order to avoid overwithholding. A foreign stockholder may be eligible to obtain a refund of tax withheld if such stockholder meets one of the three tests for capital gain or loss treatment described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax was due.

     For a discussion of certain other federal income tax consequences to tendering stockholders, see Section 14.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees and other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the guaranteed delivery procedure set forth below must be followed. Delivery of the Letter of Transmittal and any other required documents to one of the Book-Entry Transfer Facilities does not constitute delivery to the Depositary.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary before the Expiration Time, such Shares may nevertheless be tendered provided that all of the following conditions are satisfied:

          (a) such tender is made by or through an Eligible Institution;

          (b) the Depositary receives (by hand, mail, telegram or facsimile transmission), on or prior to the Expiration Time, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (indicating the price at which the Shares are being tendered), including a guarantee by an Eligible Institution in the form set forth in such Notice; and

          (c) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within five NYSE trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

     Employee Stock Ownership Plan. As of February 8, 1996, the Company's Employee Stock Ownership Plan (the "ESOP") owned 2,485,151 Shares, of which 2,399,626 were allocated to the accounts of the ESOP participants. Shares allocated to participants' accounts will, subject to the limitations of the Employee Retirement Income Security Act of 1974, as amended, and applicable regulations thereunder ("ERISA"), be tendered by U.S. Trust Company of California, N.A., as the Trustee of the ESOP, according to the instructions of participants to the Trustee. Decisions as to whether to tender Shares not allocated to participants' accounts and allocated Shares for which the Trustee has not received timely instructions from participants will be made by the Trustee subject to the terms of the ESOP and ERISA. The Trustee will make available to the participants whose accounts hold allocated Shares all documents furnished to the stockholders in connection with the Offer generally. Each such participant will also receive a form upon which the participant may instruct the Trustee regarding the Offer. Each participant may direct that all, some or none of the Shares allocated to the participant's accounts be tendered. The Company will also provide additional information in a separate letter with respect to the operations of the Offer to the participants of the ESOP. Participants in the ESOP may not use the Letter of Transmittal to direct the tender of the Shares attributed to their accounts, but must use the separate form sent to them. Participants in the ESOP are urged to read the separate form and related materials carefully.

     Under ERISA the Company will be prohibited from purchasing any Shares from the ESOP (including Shares allocated to the accounts of participants) if the Purchase Price is less than the prevailing market price of the Shares on the date the Shares are accepted for payment pursuant to the Offer. If Shares tendered from the ESOP would have been accepted pursuant to the terms of the Offer except for this prohibition, such Shares shall automatically be deemed to be properly withdrawn.

     Determinations of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders it determines not to be in proper form or the acceptance of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed to be properly made until all defects or irregularities have been cured or waived. None of the Company, the Depositary or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

4.  WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 4, a tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Time and, unless theretofore accepted for payment by the Company as provided in this Offer to Purchase, may also be withdrawn after 12:00 midnight, New York City time, on Friday, April 5, 1996.

     For a withdrawal to be effective, the Depositary must timely receive (at its address set forth on the back cover of this Offer to Purchase) a written, telegraphic or facsimile transmission notice of withdrawal. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in
Section 3, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Depositary or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. Any Shares properly withdrawn will thereafter be deemed not tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered before the Expiration Time by again following any of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.  PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

     Upon the terms and subject to the conditions of the Offer, the Company will determine the Purchase Price it will pay for Shares properly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares tendered and the prices specified by tendering stockholders, and will accept for payment (and thereby purchase) Shares properly tendered and not withdrawn at or below the Purchase Price as soon as practicable after the Expiration Time. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares which are properly tendered and not withdrawn at or below the Purchase Price when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase and pay a single Purchase Price for all of the Shares accepted for payment pursuant to the Offer as soon as practicable after the Expiration Time. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

     Payment for Shares purchased pursuant to the Offer will be made by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Time. However, the Company does not expect to be able to announce the final results of any such proration until approximately seven NYSE trading days after the Expiration Time. Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant therein who so delivered such Shares) as promptly as practicable following the Expiration Time or termination of the Offer without expense to the tendering stockholder. Under no circumstances will the Company pay interest on the Purchase Price. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A FOREIGN INDIVIDUAL, A FORM W-8) MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3.

6.  CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, the Company, subject to Rule 13e-4(f) of the Exchange Act, shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer if at any time after February 8, 1996, and at or before the Expiration Time, any of the following events shall have occurred (as determined by the Company in good faith) which makes it inadvisable for the Company, in its reasonable judgment, to proceed with the Offer or with such purchase or payment:

          (a) there shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which:

             (i) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of Shares pursuant to the Offer or is otherwise related in any manner to, or otherwise affects, the Offer; or

             (ii) could, in the good faith judgment of the Company, materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries, taken as a whole, or materially impair the Offer's contemplated benefits to the Company; or

          (b) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the good faith judgment of the Company, would or might directly or indirectly result in any of the consequences referred to in clause (i) or (ii) of paragraph (a) above; or

          (c) there shall have occurred:

             (i) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

             (ii) any general and protracted suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

             (iii) the commencement of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

             (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the sole judgment of the Company, might materially affect, the extension of credit by banks or other lending institutions in the United States;

             (v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have in the good faith judgment of the Company a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or on the trading in the Shares;

             (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

             (vii) any decline in either the Dow Jones Industrial Average (5,539.45 at the close of business on February 8, 1996) or the Standard and Poor's Index of Industrial Companies (769.06 at the close of business on February 8, 1996) by an amount in excess of 10% measured from the close of business on February 8, 1996; or

          (d) any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which in the good faith judgment of the Company may have a material adverse effect on the Company and its subsidiaries taken as a whole; or

          (e) a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person; or

          (f) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the Securities and Exchange Commission (the "Commission") on or before February 8, 1996 a Schedule 13G or a Schedule 13D with respect to any of the Shares) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares; or

          (g) any entity, group or person who has filed with the Commission on or before February 8, 1996 a Schedule 13G or a Schedule 13D with respect to the Shares shall have acquired, or proposed to acquire, beneficial ownership of additional Shares constituting more than 2% of the outstanding Shares or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding Shares; or

          (h) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 reflecting an intent to acquire the Company or any of its Shares.

     The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described in this Section 6 and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered shall be final and shall be binding on all parties.

7.  PRICE RANGE OF SHARES; DIVIDENDS; OPEN-MARKET PURCHASES

     The Shares trade principally on the NYSE. The following table sets forth for the periods indicated the high and low sales prices per Share on the NYSE Composite Tape for each of the quarters in the Company's fiscal year ended September 30, as reported in published financial sources:

                                                                          HIGH       LOW
                                                                          ----       ---
    FISCAL 1994
    Quarter ended December 31, 1993.....................................  $9 1/8     $8
    Quarter ended March 31, 1994........................................   9 3/4      7 3/4
    Quarter ended June 30, 1994.........................................   9          6 5/8
    Quarter ended September 30, 1994....................................   8 1/8      6 7/8
    FISCAL 1995
    Quarter ended December 31, 1994.....................................   8 5/8      7 3/8
    Quarter ended March 31, 1995........................................   9 1/2      8 1/8
    Quarter ended June 30, 1995.........................................   8 3/4      7 5/8
    Quarter ended September 30, 1995....................................   8 7/8      7 1/2
    FISCAL 1996
    Quarter ended December 31, 1995.....................................   9 1/2      8
    Quarter ended March 31, 1996
      (through February 8, 1996)........................................   9 7/8      8 7/8

     The closing per Share sales price as reported on the NYSE Composite Tape on February 5, 1996, the last trading day before the announcement of the Offer, was $8 7/8. The closing per Share sales price as reported on the NYSE Composite Tape on February 8, 1996, the last trading day before the commencement of the Offer, was $9 5/8. THE COMPANY URGES STOCKHOLDERS TO OBTAIN CURRENT QUOTATIONS OF THE MARKET PRICE OF THE SHARES.

     The Company paid no dividends on the Shares during fiscal years 1994 and 1995.

     The Board of Directors of the Company previously has authorized the purchase by the Company of up to 7,000,000 Shares in one or more tender offers, open-market or privately negotiated transactions. In connection with the Offer, the Board of Directors increased the number of Shares under such authorization from 7,000,000 to 9,000,000. As of February 8, 1996, approximately 5,500,000
Shares have been purchased pursuant to such authorization (approximately 3,000,000 Shares acquired under a self-tender offer in December 1994 and the balance in open-market purchases) at a weighted average purchase price of $8.34 per Share, including 149,100 Shares purchased since December 13, 1995 at a weighted average purchase price of $9.16 per Share (in each case excluding commissions and expenses). Open-market purchases were on the NYSE. The Company anticipates continuing its open-market purchase program after completion of the Offer. See Section 8.

8.  BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     The Company is making the Offer because its Board of Directors believes that, given the Company's businesses, assets and prospects and the current market price of the Shares, the purchase of the Shares pursuant to the Offer is an attractive investment for the Company.

     In addition, the Offer provides stockholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $10.25 nor less than $9.50 per Share) at which they are willing to sell their Shares and, if any such Shares are purchased pursuant to the Offer, to sell those Shares for cash without the usual transaction costs associated with open-market sales. Any Odd Lot Owners whose Shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions, but also will avoid any applicable odd lot discounts payable on sales of odd lots. The Offer also gives stockholders the opportunity to sell their Shares at a price that is greater than the market price prevailing immediately prior to the announcement of the Offer. To the extent the purchase of Shares in the Offer results in a reduction in the number of stockholders of record, the costs to the Company for services to stockholders will be reduced. Stockholders who determine not to accept the Offer will increase their proportionate interest in the Company's equity, and thus in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES AND NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. EACH STOCKHOLDER MUST MAKE HIS OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHICH PRICE OR PRICES. NO DIRECTOR OR OFFICER OF THE COMPANY INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     The Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise. See Section
7. Any such purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the Offer. However, Rule 13e-4(f)(6) under the Exchange Act generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the expiration or termination of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

     All Shares purchased by the Company pursuant to the Offer will be retired.

9. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

     At February 8, 1996, the Company's directors and officers as a group beneficially owned 2,237,022 Shares (including 1,156,914 Shares issuable upon exercise of Options or Warrants), or approximately 7.0% of the outstanding Shares. These Shares include 1,074 Shares awarded on February 6, 1996 to each of the 10 outside directors of the Company pursuant to the Company's Outside Director Stock Award Plan. In addition, directors and officers of the Company own Options to purchase an aggregate of 1,377,500 Shares that are not currently exercisable, including Options to purchase a total of 450,000 Shares that were awarded under the Company's 1995 Stock Option Plan to two executive officers on February 6, 1996. The Company has been advised that no director or officer of the Company intends to tender any Shares pursuant to the Offer.

     Based upon information provided to the Company by its directors, executive officers and affiliates, to the best of the Company's knowledge, except as described in the preceding paragraph, none of the directors or executive officers of the Company, nor any affiliate of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof. Transactions in the Shares by the Company during such period are set forth in Annex A hereto.

     Except as set forth in this Offer to Purchase, neither the Company nor, to the Company's knowledge, any of its executive officers or directors, is a party to any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer with any other person with respect to Shares. Except as disclosed herein, none of the Company or its executive officers or directors has current plans or proposals which relate to or would result in any extraordinary corporate transaction involving the Company or its subsidiaries, such as a merger, reorganization, sale or transfer of a material amount of its or their assets, any change in the Company's present Board of Directors or management, any material change in its present dividend policy or indebtedness or capitalization, any other material change in its business or corporate structure, any material change in its Certificate of Incorporation or Bylaws, or any actions causing a class of its equity securities to be delisted by the NYSE or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act, or any actions similar to any of the foregoing.

10.  SOURCE AND AMOUNT OF FUNDS

     Assuming the Company purchases 2,000,000 Shares pursuant to the Offer at the maximum price of $10.25 per Share, the Company expects the aggregate cost, including all fees and expenses applicable to the Offer, would be approximately $21.0 million. The Company anticipates that all of the funds necessary to purchase Shares pursuant to the Offer and to pay the related fees and expenses will come from borrowings under the Company's loan agreement with Natwest Bank, N.A. and Chemical Bank. The agreement was entered into during 1995 and provides for up to $60 million of revolving credit for three years, after which outstanding borrowings may be converted into a five-year term loan. Borrowings bear interest at rates based upon LIBOR or at the prime rate and are secured by the capital stock of certain of the Company's subsidiaries. As of February 8, 1996, the Company had outstanding borrowings of $15 million under this loan agreement. The Company expects to repay its indebtedness under the loan agreement with funds generated by its operations.

11.  CERTAIN INFORMATION ABOUT THE COMPANY

     The Company is a diversified manufacturer with operations in three business segments as follows: Home and Commercial Products (manufacture and sale of garage doors and other building products, hardware primarily for the food service industry and synthetic batting); Specialty Plastic Films (manufacture and sale of plastic films for baby diapers, adult incontinence care products and disposable surgical and patient care products); and Electronic Information and Communication Systems (communication and information systems for government and commercial markets). The Company was incorporated under the laws of the State of Delaware in 1970 as the successor to a business originally incorporated in 1959. The Company's principal executive offices are located at 100 Jericho Quadrangle, Jericho, New York 11753, and its telephone number at that address is (516) 938-5544.

     Recent Developments. On February 6, 1996 the Company issued a press release stating that it would commence the Offer and reporting its results for the first quarter of its fiscal year ending September 30, 1996. Information with respect to operating results included the following:

          Griffon Corporation (NYSE: GFF) today reported operating results for the quarter ended December 31, 1995.

          Net sales for the quarter increased to $163,477,000 compared to $133,562,000 for the first quarter of fiscal 1995. Net income for the quarter was $5,863,000 or $.18 per share compared to $7,722,000 or $.22 per share for the first quarter of last year.

          Net sales increased $19,000,000 in building products primarily due to the effect of acquired companies, $5,000,000 in specialty plastic films due to increased sales of new laminated products to the division's major customer and $6,000,000 in the electronics business due to new program awards.

          The reduction in earnings was primarily attributable to lower operating results of the Company's building products segment due to reduced margins caused by weakness in the construction and related retail markets as well as increased raw material costs. The specialty plastic films operating income was down slightly compared to the prior year but reflected an improvement from recent quarters due to the sales increase and reduced resin prices, offset by start-up costs related to the new laminate products. The electronics division reflected increased operating income due to the increased sales.

     Selected Consolidated Financial Information. Set forth below is certain selected historical and pro forma consolidated financial information with respect to the Company. Historical consolidated financial information for the years ended September 30, 1994 and 1995 was derived from the audited consolidated financial statements of Griffon Corporation contained in the Company's Annual Report on Form 10-K for the year ended September 30, 1995. Historical consolidated financial information for the three-month period ended December 31, 1994 was derived from the unaudited consolidated financial statements of the Company contained in the Quarterly Report on Form 10-Q for the period ended December 31, 1994. The historical financial information below is qualified in its entirety by reference to such reports (which may be inspected or obtained at the offices of the Commission in the manner set forth below) and the financial information and related notes contained therein. The historical financial information for the three-month period ended December 31, 1995 is derived from the unaudited consolidated financial statements which will be contained in the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1995 to be filed with the Commission in February 1996. As described above, a summary of the operating results for the quarter ended December 31, 1995 was contained in a press release issued on February 6, 1996.

                              GRIFFON CORPORATION

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

                                                  YEARS ENDED                   THREE MONTHS ENDED
                                                 SEPTEMBER 30,                     DECEMBER 31,
                                         -----------------------------     -----------------------------
                                             1994             1995             1994             1995
                                         ------------     ------------     ------------     ------------
Consolidated Income Statement Data:
  Net sales............................  $488,957,000     $546,359,000     $133,562,000     $163,477,000
  Income before income taxes...........    50,347,000       39,028,000       12,870,000        9,611,000
  Net income...........................  $ 29,705,000     $ 23,807,000     $  7,722,000     $  5,863,000
                                          ===========      ===========      ===========      ===========
  Net income per share of common
    stock..............................          $.80             $.71             $.22             $.18
                                          ===========      ===========      ===========      ===========
Weighted Average Number of Common
  Shares Used to Compute Income Per
  Share................................    37,102,000       33,629,000       35,294,000       33,097,000
Ratio of earnings to Fixed
  Charges(a)...........................          7.2x             5.5x             7.2x             5.0x
Consolidated Balance Sheet Data (at end
  of period):
  Working capital......................  $121,048,000     $114,240,000     $ 97,779,000     $126,187,000
  Total assets.........................   293,215,000      285,616,000      261,078,000      318,725,000
  Total assets, less goodwill..........   274,975,000      264,349,000      239,435,000      296,214,000
  Total indebtedness...................    25,080,000       23,147,000       25,517,000       39,287,000
  Shareholders' equity.................   176,049,000      171,736,000      155,751,000      176,909,000
Book Value per Common Share:
  Assuming Second Preferred Stock,
    Series I is converted into common
    stock..............................         $4.95            $5.27            $4.81            $5.44
  Assuming Second Preferred Stock,
    Series I is redeemed at $10 per
    share..............................         $4.70            $5.01            $4.52            $5.20

---------------
(a) The ratios of earnings to fixed charges are computed by dividing earnings by the fixed charges. Earnings consist of net income to which has been added fixed charges and income taxes. Fixed charges consist of interest expense, amortization of debt issuance costs, and the portion of rent expense considered to represent interest.

     Summary Pro Forma Consolidated Financial Information. The following summary pro forma consolidated financial information of the Company for the year ended September 30, 1995 and for the three-month period ended December 31, 1995 gives effect to the purchase of 2,000,000 Shares pursuant to the Offer, based on certain assumptions described in the notes to summary pro forma consolidated financial information. The income statement data give effect to the purchase of Shares pursuant to the Offer as if it had occurred at the beginning of each period presented. The balance sheet data give effect to the purchase of Shares pursuant to the Offer as if it had occurred as of the date of the respective balance sheets. The summary pro forma consolidated financial information should be read in conjunction with the summary historical consolidated financial information and does not purport to be indicative of the results that would actually have been obtained had the purchase of the Shares been completed at the dates indicated or that may be obtained in the future.

              SUMMARY PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

                                                                                                                     THREE MONTHS
                                                                                                                        ENDED
                                                                                                                     DECEMBER 31,
                                                                          YEAR ENDED SEPTEMBER 30, 1995                  1995
                                                                  ----------------------------------------------     ------------
                                                                                     ASSUMED          ASSUMED
                                                                                    $9.50 PER        $10.25 PER
                                                                                      SHARE            SHARE
                                                                                     PURCHASE         PURCHASE
                                                                   HISTORICAL         PRICE            PRICE          HISTORICAL
                                                                  ------------     ------------     ------------     ------------
Consolidated Income Statement Data:
  Net sales...................................................    $546,359,000     $546,359,000     $546,359,000     $163,477,000
  Income before income taxes..................................      39,028,000       37,541,000       37,427,000        9,611,000
  Net income..................................................    $ 23,807,000     $ 22,900,000     $ 22,830,000     $  5,863,000
                                                                  =============    =============    =============    =============
Per share of common stock:
  Net income..................................................    $        .71     $        .72     $        .72     $        .18
                                                                  =============    =============    =============    =============
Weighted Average Number of Common Shares Used to
  Compute Income Per Share....................................      33,629,000       31,629,000       31,629,000       33,097,000
Ratio of Earnings to Fixed Charges............................            5.5x             4.7x             4.7x             5.0x
Consolidated Balance Sheet Data (at end of period):
  Working capital.............................................    $114,240,000     $114,240,000     $114,240,000     $126,187,000
  Total assets................................................     285,616,000      285,616,000      285,616,000      318,725,000
  Total assets, less goodwill.................................     264,349,000      264,349,000      264,349,000      296,214,000
  Total indebtedness..........................................      23,147,000       42,647,000       44,147,000       39,287,000
  Shareholders' equity........................................     171,736,000      152,236,000      150,736,000      176,909,000
Book Value per Common Share:
  Assuming Second Preferred Stock, Series I
    is converted into common stock............................           $5.27            $4.98            $4.93            $5.44
  Assuming Second Preferred Stock, Series I
    is redeemed at $10 per share..............................           $5.01            $4.69            $4.64            $5.20


                                                                        THREE MONTHS
                                                                            ENDED
                                                                         DECEMBER 31,
                                                                             1995
                                                                ------------------------------

                                                                  ASSUMED          ASSUMED
                                                                 $9.50 PER        $10.25 PER
                                                                   SHARE            SHARE
                                                                  PURCHASE         PURCHASE
                                                                   PRICE            PRICE
                                                                ------------     ------------
Consolidated Income Statement Data:
  Net sales...................................................  $163,477,000     $163,477,000
  Income before income taxes..................................     9,239,000        9,211,000
  Net income..................................................  $  5,636,000     $  5,619,000
                                                                =============    =============
Per share of common stock:
  Net income..................................................  $        .18     $        .18
                                                                =============    =============
Weighted Average Number of Common Shares Used to
  Compute Income Per Share....................................    31,097,000       31,097,000
Ratio of Earnings to Fixed Charges............................          4.4x             4.3x
Consolidated Balance Sheet Data (at end of period):
  Working capital.............................................  $126,187,000     $126,187,000
  Total assets................................................   318,725,000      318,725,000
  Total assets, less goodwill.................................   296,214,000      296,214,000
  Total indebtedness..........................................    58,787,000       60,287,000
  Shareholders' equity........................................   157,409,000      155,909,000
Book Value per Common Share:
  Assuming Second Preferred Stock, Series I
    is converted into common stock............................         $5.16            $5.11
  Assuming Second Preferred Stock, Series I
    is redeemed at $10 per share..............................         $4.88            $4.83

         NOTES TO SUMMARY PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following assumptions regarding the Offer were made in determining the pro forma financial information:

          a. The information assumes 2,000,000 Shares are purchased at $9.50 and $10.25 per Share, with the purchase being financed by borrowings under the Company's existing credit agreement with two banks.

          b. Net income has been adjusted by the after-tax effect of higher interest expense on borrowings required to finance the acquisition of the Shares.

          c. Expenses directly related to the Offer are estimated to be $500,000 and are charged against shareholders' equity.

                            ------------------------

     Common Stock Purchase Rights. On April 2, 1986, the Board of Directors of the Company declared a dividend of one Right for each then outstanding Share. The distribution was payable on May 2, 1986 to the stockholders of record on May 2, 1986. Once exercisable, each Right entitles the holder to acquire from the Company one-half of a Share at an exercise price of $6.00 per one-half of a Share, subject to adjustment (the "Rights Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (as amended, the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"). On November 8, 1994, the Company and the Rights Agent entered into an Amendment, dated as of November 8, 1994, to the Rights Agreement.

     Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Shares or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement, or announcement of an intention to make, a tender offer or exchange offer by a person (other than the Company, any wholly-owned subsidiary of the Company or certain employee benefit plans) which, if consummated, would result in such person becoming an Acquiring Person (the earlier of the dates being called the "Distribution Date") for the Shares, the Rights will be evidenced by the certificates for Common Stock with a copy of a Summary of Rights attached thereto. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates for the Shares issued after May 2, 1986 upon transfer or new issuance of the Shares will contain a notation incorporating the Rights Agreement by reference. In certain circumstances, Shares issued after the Distribution Date will be accompanied by Rights. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the certificates for Shares outstanding, even without a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on May 2, 1996, unless earlier redeemed by the Company as described below. The Rights Purchase Price payable, and the number of halves of shares of the Common Stock or other securities or property issuable, upon exercise of the Rights are subject to certain customary anti-dilution adjustments.

     In the event that after the Distribution Date the Company were acquired in a merger or other business combination transaction or that 50% or more of the Company's assets or earning power were sold, proper provision is to be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current Rights Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Rights Purchase Price. In the event that at any time any person shall become an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that were or are beneficially owned by the Acquiring Person (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current Rights Purchase Price, that number of Shares which at the time of such transaction would have a market value of two times the exercise price of the Right.

     At any time prior to the time at which a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Shares (the "Shares Acquisition Date"), the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. In addition, the Rights Agreement permits the Board of Directors, following the acquisition by a person or group of beneficial ownership of 15% or more of the Shares (but before an acquisition of 50% or more of the Shares), to exchange the Rights (other than Rights owned by such 15% person or group), in whole or in part, for Shares, at an exchange ratio of one Share per Right.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity or correct any defect or inconsistency and by the Continuing Directors (as defined in the Rights Agreement), prior to the Distribution Date, to make changes deemed to be in the best interests of the holders of the Rights or, after the Distribution Date, to make such other changes which do not adversely affect the interests of the holders of the Rights (excluding the interests of any Acquiring Person and its Affiliates and Associates).

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person who attempts to acquire the Company without the consent of the Board of Directors. The Rights will not affect a transaction approved by the Company prior to the existence of an Acquiring Person, because the Rights can be redeemed before the consummation of such transaction.

     Additional Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and executive officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. The Company has also filed an Issuer Tender Offer Statement on
Schedule 13E-4 with the Commission which includes certain additional information relating to the Offer.

     Such material can be inspected and copied at the public reference facilities of the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Reports, proxy materials and other information about the Company should also be available at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Copies may also be obtained by mail, upon payment of the Commission's customary fees, by writing to the Commission's Public Reference Section at 450 Fifth Street, N.W.,

Washington, D.C. 20549. The Company's Schedule 13E-4 will not be available at the Commission's regional offices.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and is likely to reduce the number of stockholders. Nonetheless, the Company anticipates that there will still be a sufficient number of Shares outstanding and publicly traded following the Offer to ensure a continued trading market in the Shares. Based on the published guidelines of the NYSE, the Company does not believe that its purchase of Shares pursuant to the Offer will cause its remaining Shares to be delisted from such exchange.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

13.  CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS

     The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

14.  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion describes certain United States federal income tax consequences of participating in the Offer, is for general information only and does not purport to consider all aspects of federal income taxation that may be relevant to stockholders. The consequences to any particular stockholder may differ depending upon that stockholder's own circumstances and tax position. The discussion deals only with Shares held as capital assets within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and does not address what may be relevant to stockholders in special tax situations, such as financial institutions, insurance companies, stockholders liable for the alternative minimum tax, dealers in securities or currencies, tax-exempt organizations, foreign persons, persons who acquired their Shares upon the exercise of employee stock options or otherwise as compensation and persons who are holding such Shares as part of a straddle, conversion, hedge or hedging transaction, who may be subject to special rules. The discussion does not consider the effect of any applicable foreign, state or local tax laws. In addition, the impact of pending and future budget and tax legislation on the United States federal tax system, including possible effects on taxation of the Offer, is uncertain. EACH STOCKHOLDER IS URGED

TO CONSULT HIS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATIONS OF STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE TAX LAW CHANGES.

     The sale of Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. The United States federal income tax consequences to a stockholder may vary depending on the stockholder's particular facts and circumstances. Under the stock redemption rules of Section 302 of the Code, a sale by a stockholder to the Company pursuant to the Offer will be treated as a "sale or exchange" of such Shares (rather than as a distribution by the Company with respect to the Shares held by the tendering stockholder) if the receipt of cash upon such sale: (a) results in a "complete redemption" of the stockholder's stock in the Company, (b) is "substantially disproportionate" with respect to the stockholder or (c) is "not essentially equivalent to a dividend" with respect to the stockholder (each as described below).

     If any of the three above tests is satisfied, and the sale is therefore treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder's tax basis in the Shares sold pursuant to the Offer. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such Shares have been held for more than one year. Therefore, a tendering stockholder may wish to take the various bases and holding periods of such stockholder's Shares into account, if such characteristics are not uniform, in determining which Shares to tender.

     If none of the three tests described above is satisfied with respect to a stockholder, such stockholder will be treated as having received a distribution, taxable as a dividend to the extent of the Company's available "earnings and profits", in an amount equal to the amount of cash received by the stockholder pursuant to the Offer (without reduction for the tax basis of the Shares sold pursuant to the Offer), no loss will be recognized, and the tendering stockholder's basis in the Shares sold pursuant to the Offer will be added to such stockholder basis in his remaining Shares, if any. Any cash received in excess of such earnings and profits will be treated, first, as a non-taxable return of capital to the extent of the stockholder's basis in all of his Shares, and, thereafter, as a capital gain to the extent it exceeds the stockholder's basis. The Company anticipates, but there can be no assurance, that its available earnings and profits will be such that all amounts treated as a distribution will be taxed as a dividend.

     The distinction between long-term capital gains and ordinary income is relevant because certain individuals are subject to taxation at a reduced rate on the excess of net long-term capital gains over net short-term capital losses. In addition, legislation currently under consideration would provide for reduced taxation of net long-term capital gains compared to the rates currently applicable to such income. Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the sale of any Shares to the Company pursuant to the Offer.

     In determining whether any of the tests under Section 302 is satisfied, a stockholder must take into account both Shares actually owned by such stockholder and any Shares considered as owned by such stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code. Under these rules an individual stockholder generally will be considered to own Shares which such stockholder has the right to acquire by the exercise of an option or warrant and Shares owned (and, in some cases, constructively owned) by certain members of the stockholder's family and by certain entities (such as corporations, partnerships, trusts and estates) in which such stockholder, a member of such stockholder's family or a related entity has an interest. Under
Section 318, participants in the ESOP will not be considered to own Shares held by the ESOP and attributable to participants' accounts ("ESOP Shares"). ESOP participants may also actually own or be considered to own Shares ("Non-ESOP Shares") other than ESOP Shares. Whether an ESOP participant satisfies one of the three tests under Section 302 with respect to a sale of Non-ESOP Shares pursuant to the Offer is determined without regard to ESOP Shares.

     A sale of Shares pursuant to the Offer will result in a "complete redemption" of a stockholder's stock in the Company if, pursuant to the Offer, either (i) the Company purchases all of the Shares actually and constructively owned by the stockholder pursuant to the Offer and the stockholder holds no other stock of the Company or (ii) all Shares actually owned by the stockholder are sold pursuant to the Offer and, with respect to constructively owned Shares, such stockholder is eligible to waive (and effectively waives) constructive ownership of all such Shares under procedures described in Section 302(c) of the Code. Stockholders in this position should consult their tax advisors as to the availability of such a waiver.

     The sale of Shares pursuant to the Offer will be "substantially disproportionate" with respect to a stockholder if, immediately after the sale pursuant to the Offer (treating as not outstanding all Shares purchased pursuant to the Offer), such stockholder's actual and constructive percentage ownership of Shares is less than 80% of the stockholder's actual and constructive percentage ownership of Shares immediately before the purchase of Shares pursuant to the Offer (treating as outstanding all Shares purchased pursuant to the Offer).

     In order for the sale of Shares by a stockholder pursuant to the Offer to qualify as "not essentially equivalent to a dividend" the stockholder must experience a "meaningful reduction" in his proportionate interest in the Company as a result of such sale, taking into account the constructive ownership rules. The Internal Revenue Service has held in a published ruling that, under the particular facts of that ruling, a very small reduction in the percentage stock ownership of a stockholder constituted a "meaningful reduction" when the stockholder owned an insignificant percentage of the corporation's stock before and after a redemption and did not exercise any control over corporate affairs and where, as expected in the case of the Offer, payments are not pro rata with respect to all outstanding Shares. Whether the receipt of cash by a stockholder pursuant to the Offer will result in a meaningful reduction of the stockholder's proportionate interest will depend on the stockholder's particular facts and circumstances. Stockholders seeking to rely on this test should consult their tax advisors as to the application of this standard to their particular situations.

     Stockholders should be aware that their ability to satisfy any of the foregoing tests may be affected by any proration pursuant to the Offer. While not free from doubt, it is possible that an acquisition or disposition of Shares (including market purchases and sales) substantially contemporaneous with the Offer will be taken into account in determining whether any of the three tests described above is satisfied.

     Any income which is treated as a dividend pursuant to the rules described above will be eligible for the 70% dividends received deduction generally allowable to corporate stockholders under Section 243 of the Code, subject to applicable limitations, including those relating to "debt-financed portfolio stock" under Section 246A of the Code and to the holding period requirement of
Section 246 of the Code. Also, since it is expected that purchases pursuant to the Offer will not be pro rata as to all stockholders, any amount treated as a dividend to a corporate stockholder will constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in regulations yet to be promulgated by the Treasury Department). Under Section 1059, a corporate stockholder must reduce the tax basis in all of such stockholder's stock (but not below zero) by the "nontaxed portion" of any "extraordinary dividend" and, if such portion exceeds the stockholder's tax basis for the stock, must treat any such excess as additional gain on the subsequent sale or other disposition of such Shares.

     Corporate stockholders should also consider the effect of pending legislative proposals that, if enacted in their current form, could affect the dividends received deduction to corporate stockholders that participate in the Offer. Corporate stockholders should consult their tax advisors as to the application of Section 1059 of the Code to the Offer.

     For a discussion of certain withholding tax consequences to tendering stockholders, see Section 3.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER (INCLUDING THE APPLICABILITY AND EFFECT OF THE CONSTRUCTIVE OWNERSHIP RULES AND FOREIGN, STATE AND LOCAL TAX LAWS AND POSSIBLE TAX LAW CHANGES) OF THE SALE OF SHARES PURSUANT TO THE OFFER.

15.  EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS

     The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary, followed by a public announcement thereof no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Time. There can be no assurance that the Company will exercise its right to extend the Offer. During any such extension, all Shares previously tendered and not accepted for payment or withdrawn will remain subject to the Offer and may be accepted for payment by the Company, except to the extent that such Shares may be withdrawn as set forth in Section 4.

     The Company also expressly reserves the right, in its sole discretion, (i) upon the occurrence of any of the conditions specified in Section 6, (A) to delay payment for any Shares not theretofore paid for or (B) to terminate the Offer and not to accept for payment any Shares not theretofore accepted for payment or (ii) at any time or from time to time, to amend the Offer in any respect, including increasing or decreasing the number of Shares the Company may purchase or the range of prices it may pay pursuant to the Offer.

     Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law (including Rule 13e-4(e)(2) of the Exchange Act), the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act, which require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, a change in dealer's soliciting fee, or a change in percentage of securities sought) will depend upon the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Company confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that an issuer pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer. If (i) the Company increases or decreases the price to be paid for Shares, the Company increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such period of ten business days.

16.  FEES AND EXPENSES

     The Company has retained American Stock Transfer & Trust Company as Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services. The Company will also reimburse the Depositary for out-of-pocket expenses, including reasonable attorneys' fees, and has agreed to indemnify the Depositary against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. The Depositary has not been retained to make solicitations or recommendations in connection with the Offer.

     The Company will not pay fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting any Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of the Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

17.  MISCELLANEOUS

     The Offer is not being made to, nor will the Company accept tenders from, holders of Shares in any jurisdiction in which the Offer or its acceptance would not comply with the securities or blue sky laws of such jurisdiction.

                                          GRIFFON CORPORATION
February 9, 1996

                                                                         ANNEX A

     Set forth below is a list of all transactions in the Shares by the Company since December 13, 1995. All such transactions were open-market purchases on the NYSE.

       TRADE DATE               NUMBER OF SHARES     PRICE PER SHARE
       ----------               ----------------     ---------------
December 13, 1995............        9,000              $ 8.625
December 14, 1995............        9,000                 8.75
December 15, 1995............        9,000                8.875
December 18, 1995............        8,000                 8.75
December 19, 1995............        7,300                8.875
December 19, 1995............          700                 8.75
December 21, 1995............        3,100                8.875
December 22, 1995............        8,000                 9.00
December 26, 1995............        5,000                 9.00
December 27, 1995............        5,000                 9.00
December 28, 1995............        5,000                 9.00
December 29, 1995............        5,000                 9.00
January 2, 1996..............        5,000                9.125
January 3, 1996..............        5,000                9.875
January 4, 1996..............        5,000                 9.50
January 5, 1996..............        5,000                9.375
January 9, 1996..............        2,600                9.625
January 9, 1996..............        2,400                 9.75
January 10, 1996.............          500                 9.25
January 10, 1996.............        4,500                9.375
January 11, 1996.............        5,000                9.375
January 12, 1996.............        5,000                9.375
January 15, 1996.............        5,000                 9.50
January 16, 1996.............        5,000                 9.50
January 17, 1996.............        5,000                 9.50
January 19, 1996.............        5,000                9.375
January 22, 1996.............        5,000                9.375
January 23, 1996.............        5,000                9.375
January 24, 1996.............        5,000                 9.50

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for the Shares and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

                                THE DEPOSITARY:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

               BY MAIL, BY HAND                            FACSIMILE TRANSMISSION:
           OR BY OVERNIGHT COURIER:                            (718) 234-5001
                40 WALL STREET                              CONFIRM BY TELEPHONE:
                  46TH FLOOR                                   (718) 921-8222
           NEW YORK, NEW YORK 10005

               FOR INFORMATION, CONTACT SHAREHOLDER RELATIONS AT:

                                 (800) 937-5449

     Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary, at the telephone number and address above. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer. To confirm delivery of your Shares, it is recommended that you contact the Depositary.